Exhibit 12
TAUBMAN CENTERS, INC.
Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Six Months Ended
	June 30
	2008	2007
Earnings before income from equity investees	$27,645	$35,127

Add back:
Fixed charges	$82,022	$73,203
Amortization of previously capitalized interest	2,286	2,139
Distributed income of Unconsolidated Joint Ventures	17,725	17,425

Deduct:
Capitalized interest	(4,890)	(7,428)
Preferred distributions	(1,230)	(1,230)

Earnings available for fixed charges and preferred dividends	$123,558	$119,236

Fixed charges:
Interest expense	$72,954	$61,884
Capitalized interest	4,890	7,428
Interest portion of rent expense	2,948	2,661
Preferred distributions	1,230	1,230

Total fixed charges	$82,022	$73,203

Preferred dividends	7,317	7,317

Total fixed charges and preferred dividends	$89,339	$80,520

Ratio of earnings to fixed charges and preferred dividends	1.4	1.5